BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
September 23, 2010
Mr. Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
 Initial Registration Statement on Form N-4 (Pacific Destinations B)
 File Nos. 333-168284, 811-08946

Separate Account A of Pacific Life & Annuity Company
 Initial Registration Statement on Form N-4 (Pacific Destinations B NY)
File Nos. 333-168285, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated September 1, 2010, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on July 23, 2010. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements.
1. Staff Comment: General Comment. Please confirm supplementally that there are no recapture provisions associated with the persistency credit.
Response: We hereby confirm that there are no recapture provisions for the persistency credit.
2. Staff Comment: An Overview of Pacific Destinations B (pp. 3-6).
a. Please confirm supplementally that the prospectus describes all material rights and obligations owed to the contract owner, including all material state variations.
Response: We hereby confirm that the prospectus describes all material rights and obligations owed to the contract owners, including all state variations that we believe are material.

Mr. Kosoff
September 23, 2010

b. Please remove the references to an owner elected step-up as there is no such step-up offered by the optional benefits described in the registration statement.
Response: We respectfully decline to make the deletion. The optional living benefits do offer an Owner-Elected Reset and that election is disclosed in the “Reset of Protected Payment Base and Remaining Protected Balance” subsection of each optional living benefit.
3. Staff Comment: Periodic Expenses (p. 8).
a. With respect to footnote 8, please clarify how the charge is calculated and deducted. (i.e., The annual charge is equal to the current charge multiplied by the Protected Payment Base. Dividing the annual charge by 4 is used to determine the amount that is deducted on a quarterly basis.)
Response: We believe the disclosure is accurate and precise in its current form. However, we did rearrange and make a slight alteration to clarify the “deduction” part of the footnote. The first two sentences will be the following:
“If you buy the CoreIncome Advantage 5 Rider, the annual charge is equal to the current charge percentage (divided by 4) multiplied by the Protected Payment Base. The charge is deducted from your Contract Value on a quarterly basis.”
b. With respect to footnote 9, please clarify how the charge is calculated and deducted. (i.e., The annual charge is equal to the current charge multiplied by the Protected Payment Base. Dividing the annual charge by 4 is used to determine the amount that is deducted on a quarterly basis.)
Response: We believe the disclosure is accurate and precise in its current form. However, we did rearrange and make a slight alteration to clarify the “deduction” part of the footnote. The first two sentences will be the following:
“If you buy the Automatic Income Builder Rider, the annual charge is equal to the current charge percentage (divided by 4) multiplied by the Protected Payment Base. The charge is deducted from your Contract Value on a quarterly basis.”
c. Please revise the headings in the withdrawal chart to clarify the applicable charge when a payment is more than n but less than n+1 years old (e.g., “at least 1” year old). Please make a conforming change on page 26 of the prospectus.
Response: We respectfully decline to make the requested disclosure change. The existing disclosure in this section is clear and already goes beyond what is required by Item 3, instruction 9 on Form N-4. In addition, the existing table and narrative disclosure on or about page 26 of the prospectus is clear as well.
4. Staff Comment: Your Investment Options (p. 12). The prospectus states that “[s]ome broker-dealers may not allow or may limit the amount you may allocate to certain Investment Options”. The optional living benefits offered through this prospectus impose stringent investment restrictions. Please explain supplementally the extent to which and why a broker-dealer may not allow a contract owner to own investment options or maintain investment allocations required for eligibility to own the option living benefits, and what are the consequences for the rider.

Mr. Kosoff
September 23, 2010

Response: Broker-dealers and their respective registered representatives, working with their clients, determine which investment options are suitable for their clients; we do not make such determinations or recommendations. As a result, we cannot explain why a particular broker-dealer or registered representative may not allow or recommend that their client allocate contract value to certain investment options.
As for rider eligibility implications, there is a broad range of investment option choices including the Portfolio Optimization Models (Models A through D), asset allocation investment options and the Custom Model program. To the best of my knowledge, the asset allocation focused investment options or model programs which are required for rider eligibility are not limited by broker-dealers.
5. Staff Comment: Your Fixed Option (p.15). Please clarify that the DCA Plus Fixed Option, the only fixed option offered under the contract, only accepts allocation from premium payments, premium payments can only be held in the account for a term of up to one year (the Guaranteed Term); and that premium payments must be automatically transferred to the variable investment account monthly during the Guaranteed Term.
Response: We replaced the sole paragraph in the “Your Fixed Option” subsection with the following disclosure:
“The DCA Plus Fixed Option offers you a guaranteed minimum interest rate on amounts that you allocate to this option. You may only allocate Purchase Payments and you may choose a Guarantee Term of 6 or 12 months. Any amount allocated to this option will be transferred monthly (over the Guarantee Term) to one or more of the Variable Investment Option(s) you selected. Amounts you allocate to this option, and your earnings credited are held in our General Account. For more detailed information about this option, see THE GENERAL ACCOUNT.”
6. Staff Comment: Persistency Credit (pp. 16-17).
a. Please clarify how the persistency credit is treated for purposes of the death benefit, optional death benefit and optional living benefits.
c. There appear to be several calculations that take place on a contract anniversary. Please clarify what calculation takes place first, the crediting of the persistency credit, or any step-ups (for the optional death benefit) and rider resets (for the optional living benefits).
Response to a and c: The persistency credit is added to the Contract Value and will be included in any benefit calculations that concern Contract Value. To provide clarification, we added the following disclosure:
“Since the persistency credit is added to your Contract Value, any calculation that may be based on Contract Value (e.g. optional rider benefits or death benefit) will already include any persistency credit that was added (subject to investment performance). In addition, the persistency credit is added to the Contract Value before any Resets/Step-Ups are determined under the optional benefit riders.”
b. Please confirm supplementally that the persistency credit is calculated against Contract

Mr. Kosoff
September 23, 2010

Value, as opposed to Net Contract Value.
Response: We hereby confirm that the persistency credit calculation is based on the Contract Value not the Net Contract Value.
7. Staff Comment: Custom Model (p. 21). In the parameters disclosure, please clarify that the percentage allocation requirements apply to Variable Account Value.
Response: We added the following sentence to the parameters paragraph [new disclosure is underlined for your reference]:
“Allocation percentages among the Categories must total 100%. The percentage allocation requirements only apply to your Variable Account Value. The model you create will be...”
8. Staff Comment: Exchanges of Annuity Units (p. 24). Please clarify whether, for purposes of limitations on exchanges of annuity units, an exchange refers to allocations to multiple subaccounts made on a single business day or does an exchange refer to a single allocation from one subaccount to another subaccount.
Response: We added the following disclosure:
“For purposes of applying the limitations, multiple exchanges that occur on the same day are considered one exchange.”
9. Staff Comment: Withdrawal Charge (p. 25).
a. Please clarify the first sentence of this section to read that “n[o] Front-End sales charge is imposed...” as the structure of the withdrawal charge assessed in this product (a CDSC) is also generally considered to be a sales charge.
Response: We added the requested disclosure.
b. Please indent the new language regarding the nursing home waiver under the bullet point describing that waiver.
Response: We indented the new language so it is under the bullet point.
10. Staff Comment: How the Withdrawal Charge is Determined (p. 26). Please make reference to the 10% free withdrawal right in the discussion of how the withdrawal charge is determined.
Response: We added the following disclosure to the second paragraph of the “How the Withdrawal Charge is Determined” subsection [new disclosure is underlined for your reference]:
“We calculate your withdrawal charge by assuming that your Earnings are withdrawn first, followed by amounts attributed to Purchase Payments with the “oldest” Purchase Payment withdrawn first and before any deduction for other charges due or taxes are made. We also account for any eligible Purchase Payments that are still in the surrender charge period that may be withdrawn without incurring a withdrawal charge (e.g. free 10%). See WITHDRAWALS — Optional Withdrawals — Withdrawals Free of a Withdrawal Charge.”

Mr. Kosoff
September 23, 2010

11. Staff Comment: Mortality and Risk Expense Charge (p. 27). The Mortality and Risk Expense Charge section states that the Risk Charge is assessed daily at an annual rate equal to 1.15% and may not be increased for the duration of your Contract. This section later states that the Risk Charge may be increased (with the election of the Optional Death Benefit). Please resolve this inconsistency.
Response: We removed the sentence that stated “This charge may not be increased for the duration of your Contract.”
12. Staff Comment: Withdrawals Free of a Withdrawal Charge (p. 36).
a. Please explain whether the 10% free withdrawal amount also applies to amounts being annuitized.
Response: Amounts being annuitized are not assessed a withdrawal charge upon Annuitization. A withdrawal charge may be applied during the annuitization phase if guaranteed variable annuity payments under certain annuity options are subsequently redeemed.
For this scenario, we have existing disclosure with a cross reference in the “Withdrawals Free of a Withdrawal Charge” section (See ANNUITIZATION — Choosing Your Annuity Option — Annuity Option for Free Withdrawal amounts that apply to redemptions after the Annuity Date) which directs the reader to a detailed explanation of what may happen when the guaranteed variable annuity payments are redeemed. We do not want to imply that there is a withdrawal charge assessment determination for all annuity payments that are made.
We believe to add additional disclosure about the effects of the 10% free withdrawal during Annuitization in this subsection will create confusion. However, we did modify the cross reference sentence as follows:
“The free 10% may also apply to redemptions made after the Annuity Date. See ANNUITIZATION - Choosing Your Annuity Option — Annuity Options for Free Withdrawal amounts that apply to redemptions made after the Annuity Date.”
b. Please clarify whether eligible purchase payments refer to net premium payments (premium payments less withdrawals that are treated as purchase payments) or total premium payments. The narrative and example suggests the calculation is based on total premium payments. However, identical narrative disclosure is used in the Pacific Journey Select registration statement (filed July 8, 2010), but the example in that registration statement shows the free withdrawal amount being calculated off of the $15,300 figure.
Response: The disclosure in the Pacific Journey Select registration statement differs slightly from the disclosure in Pacific Destinations B. In Pacific Destinations B, “eligible Purchase Payments” include 10% of “all Purchase Payments” at the beginning of a Contract Year that have an “age” of less than 8 years, while in Pacific Journey Select, “eligible Purchase Payments” include 10% of “all remaining Purchase Payments” at the beginning of a Contract Year that have an “age” of less than 7 years. That is why there is a difference in the calculation. For clarity, we removed “all equal to Purchase Payments” and modified the example disclosure as follows [new disclosure is underlined for your reference]:

Mr. Kosoff
September 23, 2010

“Example: You make an initial Purchase Payment of $10,000 in Contract Year 1, and make additional Purchase Payments of $1,000 and $6,000 in Contract Year 2. With Earnings, your Contract Value in Contract Year 3 is $19,000. In Contract Year 3, you may withdraw $3,700 free of the withdrawal charge (your total Purchase Payments were $17,000, so 10% of that total equals $1,700, plus you had $2,000 of Earnings). After this withdrawal, your Contract Value is $15,300. In Contract Year 4, your Contract Value falls to $12,500; you may withdraw $1,700 (10% of $17,000; $17,000 represents Purchase Payments) free of any withdrawal charges.”
13. Staff Comment: Other Optional Riders (p. 38). Please remove the references to an owner elected step-up as there is no such step-up is offered by the optional benefits described in the registration statement.
Response: We respectfully decline to make the deletion. The optional living benefits do offer an Owner-Elected Reset and that election is disclosed in the “Reset of Protected Payment Base and Remaining Protected Balance” subsection of each optional living benefit.
14. Staff Comment: Investment Allocation Requirements (pp. 38-39). Please clarify whether having contract value allocated to the loan account violates the investment allocation requirements.
Response: We removed the existing disclosure regarding loans and rider eligibility and replaced it with the following:
“Taking a loan while an optional living benefit Rider is in effect will terminate your Rider. Work with your financial professional before taking a loan.”
In addition, we replaced the existing disclosure in the Summary section with the above disclosure.
15. Staff Comment: Allowable Investment Options (p. 39). This section states that Pacific Life reserves the right to add, remove or change allowable asset allocation programs or allowable Investment Options at any time when it believes a change is necessary to protect its ability to provide the guarantees under these riders. Please clarify supplementally whether these changes can be applied by Pacific Life in its own discretion or whether the change in allowable investment options would somehow be mandated by state insurance regulators. In either case, please highlight in bold that the investment restrictions can be changed at any time in the Summary on p. 5.
Response: Changes to allowable investment options that are not made by fund substitutions, reorganizations, closures, etc., would be made at our discretion and not mandated by any state insurance regulator. To the best of my knowledge, we have not had any state insurance regulator dictate what investment options are allowed when purchasing optional benefits.
We added the following disclosure, in bold, to the Summary section [new disclosure is underlined for your reference]:

Mr. Kosoff
September 23, 2010

“At initial purchase and during the entire time that you own an optional living benefit Rider, you must invest your entire Contract Value in an asset allocation program or in Investment Options we make available for these Riders. The allocation limitations associated with these Riders may limit the number of Investment Options that are otherwise available to you under your Contract. See OTHER OPTIONAL RIDERS — General Information — Investment Allocation Requirements. Failure to adhere to the Investment Allocation Requirements may cause your Rider to terminate. We reserve the right to add, remove or change asset allocation programs or Investment Options we make available for these Riders at any time. We may make such a change due to a fund reorganization, fund substitution, or when we believe a change is necessary to protect our ability to provide the guarantees under these Riders.”
16. Staff Comment: Loans (p. 58). Please explain whether the contract provides for loan repayments, whether loan repayments are considered premium payments for purposes of a withdrawal charge, and how loans and any repayment affect the benefits under the optional benefit riders.
Response: We added the following disclosure to the next to last paragraph and added a new paragraph to the loans subsection [new disclosure underlined for your reference]:
“Interest earned on the Loan Account Value accrues daily beginning on the day following the effective date of the loan, and those earnings will be transferred once a year to your Investment Options in accordance with your most recent allocation instructions. Your loan, including principal and accrued interest, generally must be repaid in quarterly installments and loan repayments are not considered Purchase Payments. For more information about loans, including the consequences of loans, loan procedures, loan terms and repayment terms, see the SAI.
Taking a loan while an optional living benefit Rider is in effect will terminate your Rider. Work with your financial professional before taking a loan.”
17. Staff Comment: Service Arrangements (p. 65). This section generally describes the payments Pacific Life and Pacific Life & Annuity receive from the distributor of the underlying funds. However, in the last paragraph, there is disclosure about payments being made from Pacific Life and Pacific Life & Annuity to American Funds Distributors, Inc. Please confirm supplementally the accuracy of this disclosure.
Response: We hereby confirm that the disclosure in the prospectus is correct in that the distributor (Pacific Select Distributors (PSD)) of the Pacific Select Fund and the contracts pays American Funds Distributors, Inc. as outlined in the prospectus.
18. Staff Comment: Financial Statements (p. 67). Please revise the last sentence of this section for readability.
Response: We modified the last sentence as follows:
“Pacific Life’s consolidated statements of financial condition as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2009 are contained in the Statement of

Mr. Kosoff
September 23, 2010

Additional Information.”
19. Staff Comment: DCA Plus Fixed Option (p. 67). One component used in calculating the DCA Plus Fixed Option Value is “any additional amounts allocated to the DCA Plus Fixed Option”. Given the restrictions on allocating money to the DCA Plus Fixed account, please explain supplementally what this component might include.
Response: This component generally comes into play in our bonus/credit contracts whereby an additional amount is credited to the contract based on the amount of Purchase Payment that was applied to the contract. We did not create different versions of the fixed option so the disclosure remains in all products. It also provides latitude for any “future” changes that would add additional amounts.
20. Staff Comment: Terms Used in this Prospectus (p. 69). Please revise the definition of the DCA Plus Fixed Option definition to emphasize its limited (short lived) use as part of a dollar cost averaging program.
Response: We added the following disclosure to the end of the definition:
“This fixed option may be used for dollar cost averaging over a 6 or 12 month period.”
21. Staff Comment: Examples (various Appendices). In the tables in the examples, please revise the column heading “Contract Value after Activity” to read “Contract Value”. The timing of the values in the table seem to be described in the caption for each row in the table.
Response: We made the requested disclosure changes where applicable.
22. Staff Comment: Back Cover Page. Please revise the reference to the FINRA Public Disclosure Program. This program was renamed in 2003 to NASD (now FINRA) BrokerCheck. (See 12/2/2003 NASD News Release, http://www.finra.org/Newsroom/NewsReleases/2003/p002816.
Response: We changed the reference so that it states “FINRA BrokerCheck”.
23. Staff Comment: Powers of Attorney. Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ‘33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
24. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name [Pacific Destinations B] will continue to be the same as the EDGAR class identifiers.

Mr. Kosoff
September 23, 2010

25. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: There are no guarantees or support agreements with third parties to support the company’s guarantees under the policy. The company will be primarily responsible for paying out any guarantees associated with the policy. If any such agreements are entered into in the future, such agreement will be added as an exhibit under Item 24(b)(7) of Form N-4.
26. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
27. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage